EXHIBIT 99.7 Notice to ASX/LSE

Rio Tinto and Giampaolo Group enter into Matalco aluminium recycling joint venture
21 July 2023

Rio Tinto and Giampaolo Group, one of North America's largest fully-integrated metal management businesses, have entered into an agreement to form a joint venture to manufacture and market recycled aluminium products. The transaction reflects the joint venture partners’ shared commitment to meeting the increasing demand for low-carbon aluminium as a key material in the energy transition.

Under the terms of the agreement, Rio Tinto will acquire a 50% equity stake in Giampaolo Group’s wholly-owned Matalco business for $700 million1 subject to usual closing adjustments.

Matalco is a leading producer of high-quality recycled aluminium billet and slab products. It operates six facilities in the United States and one in Canada, with the capacity to produce approximately 900,000 tonnes of recycled aluminium per annum.

Giampaolo Group subsidiary Triple M Metal will be responsible for the supply of recyclable feed to the joint venture with Matalco’s leadership team continuing to manage its operations. Rio Tinto will be responsible for sales and marketing of Matalco products following a transition period after completion of the transaction.

The joint venture partners will provide oversight to the Matalco management team on matters such as strategic decisions, including executive appointments, safety and ESG standards through a board with equal representation.

The joint venture will enable Rio Tinto to provide a broader range of high-quality and low-carbon, primary, recycled, and blended aluminium products, at a time when customers are looking for solutions to lower their carbon footprint. The joint venture will also enhance Matalco’s current service offering to a wider array of customers, while securing access for low-carbon primary metal for its operations. Recycled aluminium is forecast to account for more than half of United States demand by 20282.

Rio Tinto Chief Executive Jakob Stausholm said: “Investing in recycling is part of our drive to find better ways to deliver the low-carbon materials the world needs and provides a natural extension of our industry leading primary aluminium business. We look forward to providing customers with aluminium solutions that meet their needs for low-carbon primary and recycled materials in partnership with Giampaolo Group a leader in providing recycled material in North America.”

Giampaolo Group Inc. CEO Chris Galifi said: “I am delighted to partner with Rio Tinto, a leader in the global aluminium industry. We have steadily invested within the recycling supply chain and have grown the Matalco business over the past 18 years, based on our strategy focussing on a circular economy, and are extremely proud of the high-quality, low-carbon products we produce. Giampaolo Group and Rio Tinto have an excellent track record of creating successful collaborations to unlock value for customers and we look forward to joining forces to combine our complementary expertise in the recycling value chain with their experience and track record of innovation in the primary aluminium industry.”

The transaction is subject to customary regulatory approvals and is expected to be completed in the first half of 2024.

1 All dollar amounts in this press release are stated in US dollars.
2 Source: CRU Aluminium Long Term Market Outlook, December 2022.

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About Rio Tinto Aluminium

Rio Tinto is a global leader in aluminium, with a large-scale, vertically-integrated business: bauxite mines and alumina refineries as well as smelters producing aluminium certified as responsible. The Matalco joint venture continues Rio Tinto’s investment in building its supply of low carbon aluminium in North America. Previous investments include $1.1 billion to expand the use of its AP60 technology at its Arvida aluminium smelter in June 2023, $29 million to establish new recycling capabilities at the Arvida smelter in August 2022, and $188 million to increase billet production capability at the Alma smelter in July 2022, all in the Saguenay-Lac-Saint-Jean region of Quebec.

Rio Tinto is also working with the Governments of Canada and Quebec towards a deployment of the ELYSISTM zero carbon aluminium smelting technology at its Saguenay–Lac-Saint-Jean facilities. With the current development pathway, the ELYSIS joint venture between Rio Tinto and Alcoa aims to have its technology available for installation from 2024 and the production of larger volumes of carbon-free aluminium approximately two years later.

About Giampaolo Group and Matalco

The Giampaolo Group was founded over 50 years ago in Toronto, Ontario with a distinct focus in the recycling industry. Since established, the organization has evolved into a multinational integrated metal corporation. The Giampaolo Group focuses on harvesting waste within the metal ecosystem by operating within the recycling, manufacturing, and IT asset disposition space.

Established in 2005, Matalco is a leading producer of recycled aluminium billet and slab. From the initial foray into 6XXX series billet, Matalco currently produces a variety of 3XXX, 5XXX, 6XXX and 7XXX billet and slab while offering both direct and tolled products. Headquartered in Brampton, Ontario, the company has solidified its position as a frontrunner in the industry. With seven remelting and casting facilities spread across North America, Matalco employs over 650 skilled professionals and operates an extensive logistics network to service its customers. Its primary focus is to supply upstream producers of extruded, forged, and rolled products while relying on Triple M Metal to supply recyclable raw material to provide a truly closed loop solution to its customers.

LEI: 213800YOEO5OQ72G2R82

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This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

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